UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PRGX Global, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69357C503

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy. S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,250
	8	SHARED VOTING POWER 1,841,403
	9	SOLE DISPOSITIVE POWER 273,250
	10	SHARED DISPOSITIVE POWER 1,841,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.958%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,818
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,818
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.306%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS NRC Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.127%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,114,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,114,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.958%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,585*
	8	SHARED VOTING POWER 2,114,653
	9	SOLE DISPOSITIVE POWER 86,585*
	10	SHARED DISPOSITIVE POWER 2,114,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114,653*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.958%
14	TYPE OF REPORTING PERSON IN

*

Includes (i) options to acquire 20,417 shares of Common Stock granted to Mr. Drapkin on November 10, 2016, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, (ii) options to acquire 35,000 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, (iii) options to acquire 13,636 shares of Common Stock granted to Mr. Drapkin on June 26, 2017, with an exercise price of $6.35 per share of Common Stock and an expiration date of June 25, 2024, (iv) 7,480 restricted shares of Common Stock granted to Mr. Drapkin on June 26, 2017 and (v) 10,052 restricted shares of Common Stock granted to Mr. Drapkin on June 26, 2018, all of which (x) were granted to Mr. Drapkin for his service as a director of the Issuer and (y) are exercisable by Mr. Drapkin within 60 days for shares of Common Stock.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016 and Amendment No. 2 thereto, filed with the SEC on May 31, 2018, on behalf of the Reporting Persons, with respect to the shares of common stock, no par value (the “Common Stock”), of PRGX Global, Inc., a Georgia corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,114,653 shares of Common Stock, which includes the following (collectively, the “Drapkin Shares”): (i) options to purchase 20,417 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 for his service as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which have vested in full, (ii) options to purchase 35,000 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 for his service as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which vest in full on November 9, 2019 and which are now included in the beneficial ownership calculation insofar as they are exercisable within 60 days (iii) options to acquire 13,636 shares of Common Stock granted to Mr. Drapkin on June 26, 2017 for his service as a director of the Issuer, with an exercise price of $6.35 per share of Common Stock and an expiration date of June 25, 2024, (iv) 7,480 restricted shares of Common Stock granted to Mr. Drapkin on June 26, 2017 for his service as a director of the Issuer and (v) 10,052 restricted shares of Common Stock granted to Mr. Drapkin on June 26, 2018 for his service as a director of the issuer.1

Based upon a total of 23,607,264 outstanding shares of Common Stock as of August 2, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2019 , the Reporting Persons’ shares represent approximately 8.958% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,724,818 shares of Common Stock (the “Northern Right QP Shares”), which represent approximately 7.306% of the outstanding shares of Common Stock. Northern Right QP disclaims beneficial ownership of the Managed Account Shares (as defined below) and the Drapkin Shares.

NRC Partners I, LP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 30,000 shares of Common Stock, which represent approximately 0.127% of the outstanding shares of Common Stock. NRC Partners I, LP disclaims beneficial ownership of the Managed Account Shares (as defined below) and the Drapkin Shares.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Northern Right QP Shares. Northern Right Management disclaims beneficial ownership of Northern Right QP Shares and the Drapkin Shares. NRC Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 273,250 shares of Common Stock held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.157 % of the outstanding shares of Common Stock.

[1]

Excludes the following: 18,547 restricted shares of Common Stock granted to Mr. Drapkin on June 5, 2019, which will vest in full on the earlier of (x) June 5, 2020 and (y) the date of the Issuer’s 2020 annual meeting of shareholders

As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by NRC Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by NRC Management and the Drapkin Shares.

As a managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA. Mr. Drapkin may be deemed to beneficially own and have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares. The Drapkin Shares represent approximately 0.324 % of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) Not applicable.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2019

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin